Filed by RightCHOICE Managed Care, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12of the Securities Exchange
Act of 1934.

Subject Company:  RightCHOICE Managed Care, Inc.
Commission File Number:  001-15907


This filing relates to a proposed merger between RightCHOICE Managed Care, Inc. and WellPoint Health
Networks Inc. pursuant to the terms of that certain
Agreement and Plan of Merger, dated as of October 17, 2001, among RightCHOICE, WellPoint and RWP Acquisition
Corp. The Agreement and Plan of Merger is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by RightCHOICE on October 23, 2001, and is incorporated by reference in this filing.

Cautionary Statements

This document contains forward-looking statements.
RightCHOICE intends that these forward-looking statements be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and are naturally subject to risks, uncertainties and changes in circumstances. These forward-looking statements are not guarantees of future performance.
Actual results may differ materially from the expectations described in this document due to, among other things, the factors detailed in the company's filings with the SEC, including the factors detailed under the caption "Factors That May Affect Future Results of Operations" in RightCHOICE's Annual Report on Form 10-
K for the year ended December 31, 2000, and otherwise described in the quarterly reports on Form 10-Q, to which readers are referred. RightCHOICE is under no obligation, and expressly disclaims any obligation, to update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information About the Merger and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed merger of RightCHOICE and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Stockholders of RightCHOICE are encouraged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers will be included in the final proxy statement-prospectus.

*	*	*
Beginning October 29, 2001 and continuing from time to time thereafter, certain of the following slides will be used by senior management of RightCHOICE Managed Care, Inc. in making presentations to analysts and investors in meetings and conferences.

[Slide One]

RightCHOICE Managed Care, Inc. Logo
October 2001
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[Slide Two]

Caution Concerning Forward-Looking Statements

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This presentation contains forward-looking statements regarding
RightCHOICE's business, results of operations and earnings outlook that involve risks and uncertainties. RightCHOICE intends that these forward-looking statements be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and are naturally subject to risks, uncertainties and changes in circumstances. These forward-looking statements are not guarantees of future performance. Actual results may differ materially from the expectations described in this presentation due to, among other things, the factors detailed in the company's filings with the Securities and Exchange Commission, including the factors detailed under the caption "Factors That May Affect Future Results of Operations" in RightCHOICE's Annual Report on Form 10-K for the year ended December 31, 2000, and otherwise described in its quarterly reports on Form 10-Q, to which you are referred. RightCHOICE is under no obligation, and expressly disclaims any obligation, to update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

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[Slide Three]

Investment Highlights
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* Regional growth opportunities
* Strong brand equity
* Diversified underwritten and self-funded products
* Sustainable competitive advantages
* Track records of predictable growth and profitability

[RightCHOICE Logo]
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[Slide Four]

Regional Growth Opportunities -
Regional Leadership
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* Largest managed care company in Missouri with 2.8 million members
* Regional leader with national product and service offerings
* Multi-state provider networks
* Complementary sources of revenues and earnings through diversified risk and non-risk products

[RightCHOICE Logo]
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[Slide Five]

Regional Growth Opportunities -
Regional Leader with National Presence
(Geographically represented as a map of the United States)
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* We do business as Blue Cross Blue Shield in our Missouri service area excluding the Kansas City area
* HealthLink network rental in Missouri, Illinois, Iowa, Arkansas, Indiana, Kentucky, and West Virginia
* PPO/BlueCard in 48 states - not in Montana and Maine

[RightCHOICE Logo]
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[Slide Six]

Strong Brand Equity -
Power of Blue Brand
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* Our Blue Brand is well-known and
  highly regarded
* Total national "Blue" enrollment surpassed 80 million (29% of the total population)
* 1 in 4 Americans is "Blue"
* BlueCard(R) PPO provides access to national "Blue" network

[BlueCross BlueShield of Missouri Logo]
[BlueCHOICE Logo]
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[Slide Seven]

Strong Brand Equity -
Power of HealthLink Brand
[HealthLink Logo]
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* Well-recognized, non-Blue brand
     in HealthLink
* Complements Blue business:
       - Customers
       - Non-risk business model
* Membership:
       - Large employers that fund
          their own health plans
       - Commercial insurers
       - Unions and Taft-Hartley trusts
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[Slide Eight]

Complementary Sources of Revenues and Earnings -
Twin-Engine Enrollment and Earning Power
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YTD September 30, 2001:

Enrollment:
Underwritten (primarily Blue-branded)   19%
Self-funded (primarily HealthLink)      81%

Operating Income:
Underwritten (primarily Blue-branded)   32%
Self-funded (primarily HealthLink)      64%
Other                                    4%

[RightCHOICE Logo]
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[Slide Nine]

Complementary Sources of Revenue and Earnings -
Diverse Sources of Membership
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As of Sept. 30, 2001:

HealthLink:
Workers Comp (self-funded)         39%
Large Employers (self-funded)      32%
Insured Groups (100+)              16%
Unions, Taft-Hartley Trusts        10%
Insured Groups (under 100)          3%

Blue Branded:
Self-funded                        33%
Large Group (100+)                 17%
Small Group (2-25)                 14%
Group (26-99)                      12%
Individual (under 65)              10%
FEP (HMO/PPO)                       8%
Individual (over 65)                6%

[RightCHOICE Logo]
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[Slide Ten]

Complementary Sources of Revenue and Earnings -
Enrollment Growth
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Underwritten (primarily Blue-Branded)
Period              Membership in thousands
1998                   475
1999                   472
2000                   512
Q3 2001                546

Self-funded (primarily HealthLink)
Period              Membership in thousands
1998                 1,736
1999                 1,925
2000                 2,187
Q3 2001              2,279

Total
Period              Membership in thousands
1998                 2,211
1999                 2,397
2000                 2,699
Q3 2001              2,825

Note: All periods presented exclude membership related to the Missouri Consolidated Health Care Plan and Medicare+Choice
Product which we exited on 12/31/00.

[RightCHOICE Logo]
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[Slide Eleven]

Complementary Sources of Revenues and Earnings -
Underwritten Group Renewal Pattern
(primarily Blue Branded)
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1st Qtr             29%
2nd Qtr             26%
3rd Qtr             24%
4th Qtr             21%

[RightCHOICE Logo]
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[Slide Twelve]

Complementary Sources of Revenues and Earnings -
Sustained Growth Statewide
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     Total Missouri Market Share
Period              Percent of Market Share
1999                  27.8%
2000                  31.5%
2001                  32.5%

     Metro St. Louis Market Share
Period              Percent of Market Share
1999                  38.9%
2000                  43.4%
2001                  46.0%

     Outstate Missouri Market Share
Period              Percent of Market Share
1999                  21.5%
2000                  24.7%
2001                  24.7%

[RightCHOICE Logo]
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[Slide Thirteen]

Complementary Sources of Revenue and Earnings -
Twin-Engine Earnings Power
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Underwritten
Period              Operating earnings plus investment income (in millions)
1998                        ($3.6)
1999                         $8.8
2000                        $26.5
Q3 2001 YTD                 $32.6

Self-funded
Period              Operating earnings plus investment income (in millions)
1998                        $21.2
1999                        $31.2
2000                        $41.8
Q3 2001 YTD                 $40.2


[RightCHOICE Logo]
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[Slide Fourteen]

Sustainable Competitive Advantages
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*  Broad product continuum resulting in extensive member choice
*  Technology focused
*  Medical management initiatives
*  Commitment to service

[RightCHOICE Logo]
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[Slide Fifteen]

Sustainable Competitive Advantages -
Value Based Selling Focus on Key Segments
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Individuals--------------------------------->     Under 65
                                                  Over 65
Small Groups-------------------------------->     2-25 Employees
Emerging Markets---------------------------->     26-99 Employees
Middle Markets------------------------------>     100-500 Employees
Strategic Markets--------------------------->     500+ Employees
                                                  Multi-State Locations

[RightCHOICE Logo]
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[Slide Sixteen]

Sustainable Competitive Advantages -
Broad Product Continuum and Extensive Member Choice
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                PPO          POS          HMO          Workers        Medicare
                                                       Comp           Supplement

Underwritten   Blue Brand    Blue Brand   Blue Brand                  Blue Brand
               Illinois PPO

Self-funded    Blue Brand    Blue Brand   Blue Brand
and ASO        HealthLink    HealthLink   HealthLink   HealthLink

[RightCHOICE Logo]
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[Slide Seventeen]

Sustainable Competitive Advantages -
Broad Provider Networks
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*  Broadest network of hospitals and physicians in our service area maximizes consumer choice
*  9,470 physicians, 102 hospitals in Missouri Blue PPO network
*  5,150 physicians, 69 hospitals in Missouri Blue HMO network
* 13,600 physicians, 284 hospitals in HealthLink's 7-state network

[RightCHOICE Logo]
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[Slide Eighteen]

Sustainable Competitive Advantages -
Focus on Quality and Best Practices
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*  URAC and 3-Year Commendable NCQA accreditations
* National best practice recognition for asthma management, diabetes coalition and physician communication programs
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[Slide Nineteen]

Sustainable Competitive Advantages -
Medical Management
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*  Early trend identification through data analysis using
   BluePrint(R)
*  Population based focus:  asthma, maternity, diabetes,
   congestive heart failure, and cardiac risk prevention
*  Outsourcing to achieve best client service and cost structure
  -PBM                -Radiology          -Diabetes
  -Mental Health      -Oncology
* Innovative physician programs such as PCC, ICC, PGPP(R), and CAQH

[RightCHOICE Logo]
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[Slide Twenty]

Sustainable Competitive Advantages -
Information Services
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*  Leverage every opportunity
  -  Access to common data sources

Inputs to Data Warehouse
*  8.6 million in claims
*  37,000 Providers (unique provider IDs)
*  $1 billion revenues
*  7.9 million member months

Outputs from Data Warehouse
*  Results in Improved Management of:
     -Provider Negotiations
     -Network Performance
     -Performance Based Reimbursement
     -Physician Quality Indicators
     -Product Design
     -Pricing
     -Group Reporting
     -QI/Care Management
     -Medical Cost Drivers

[RightCHOICE Logo]
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[Slide Twenty-one]

Sustainable Competitive Advantages -
Blue Print(R) Information Project
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*  Provides early detection of medical cost trends and variances using our proprietary integrated data warehouse
* Consistent and standardized electronic views of medical cost performance

[RightCHOICE Logo]
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[Slide Twenty-two]

Sustainable Competitive Advantages -
Focus on Population-Based Medical Management
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8% of membership---->catastrophic and chronic cases---->70% of medical costs

Medical
*  musculoskeletal
*  circulatory
*  ob/gyn
*  oncology
*  gastrointestinal
*  pulmonary

Pharmacy
*  behavioral health
*  HIV
*  diabetes
*  transplants
*  asthma

[RightCHOICE Logo]
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[Slide Twenty-three]

Sustainable Competitive Advantages -
Physician Group Partners Program(R)
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*  523 Primary Care Physicians 35% of blue HMO network
* Medical trend is more than 50% lower than non-PGPP participants
*  427 physicians in new specialist model

[RightCHOICE Logo]
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[Slide Twenty-four]

Sustainable Competitive Advantages -
Client and Customer Service Focus
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*  Do it right the first time!
     -Training
     -Quality Coaches
     -Change Management Process
     -EDI Rates
     -First Pass Rates
*  Contact Center
     -Assist group
     -Quality monitoring
     -Network routing

[RightCHOICE Logo]
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[Slide Twenty-five]

Sustainable Competitive Advantages -
Client and Customer Service Focus
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*  Empowerment
     -$500 customer satisfaction exception policy
     -Network exception policy
*  Satisfied employees are key to satisfied customers
     -Work from home
     -Flexible schedules
     -Adequate staffing

[RightCHOICE Logo]
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[Slide Twenty-six]

Sustainable Competitive Advantages -
Commitment to Service
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     Average days to process claims
     Blue-branded (all claims)
Period              Days
1997               10.6
1998                9.6
1999                7.5
2000                9.5
YTD 2001            5.5

[RightCHOICE Logo]
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[Slide Twenty-seven]

Recent Financial Performance -
Strong Third Quarter Results
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(2001 vs. 2000)

*  5% membership growth
*  10% growth in revenues
*  91% growth in diluted EPS
*  42% growth in EBITDA
*  20% PMPM medical margin improvement
*  80.2% MCR vs. 81.9%
*  17.7% G&A expense ratio vs. 18.9%

[RightCHOICE Logo]
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[Slide Twenty-eight]

Recent Financial Performance -
Key Operating Margins
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Period              Medical Margin PMPM           G&A PMPM
1998                $19.39                        $7.59
1999                $23.40                        $7.20
2000                $26.50                        $6.80
Q3 2000 YTD         $25.92                        $6.81
Q3 2001 YTD         $30.96                        $6.73

[RightCHOICE Logo]
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[Slide Twenty-nine]

Recent Financial Performance -
Improved Medical Cost Ratio*
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Period              *Medical cost divided by premium revenue
1998                        84.0%
1999                        82.5%
2000                        81.8%
Q3 2000 YTD                 82.0%
Q3 2001 YTD                 80.5%

[RightCHOICE Logo]
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[Slide Thirty]

Recent Financial Performance -
Improved General & Administrative Ratios
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Period              Combined       Underwritten only
1998                21.1%               15.0%
1999                20.3%               14.2%
2000                19.1%               13.3%
Q3 2001 (YTD)       18.3%               12.8%

[RightCHOICE Logo]
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[Slide Thirty-one]

Recent Financial Performance -
Strong Cash Flow and Earnings Per Share
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               EBITDA*
Period       (in millions)       Diluted EPS
1998           $36.1               $0.34
1999           $61.8               $1.25
2000           $93.6               $2.27
Q3 2001 (YTD)  $92.1               $2.51

*excluding charge for minority interest

[RightCHOICE Logo]
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[Slide Thirty-two]

Recent Financial Performance -
RIT Outperforming Peer Group
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                                     Morgan Stanley
Period           RightCHOICE         Healthcare Payor Index   S&P 500 Index
1995             $100                $100                     $100
1996              $82                 $87                     $123
1997              $74                 $90                     $164
1998              $88                 $96                     $211
1999              $88                 $86                     $255
2000             $268                $185                     $232
2001 (Sept. 30)  $385                $161                     $184

[RightCHOICE Logo]
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[Slide Thirty-three]

Twin Engine Growth Strategy
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*  Disciplined pricing for profitable growth
*  Further leverage competitive advantages
*  Regional opportunities

[RightCHOICE Logo]
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[Slide Thirty-four]

Underwritten Growth Strategy
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*  Continued discipline in pricing
*  Leverage competitive advantages
     -Broad provider network
     -Full continuum of products
     -Blue Brand
     -Leverage network expansion in Central and Southeast
      Missouri
*  Increase presence in large group segment
*  BlueCard(R) Program

[RightCHOICE Logo]
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[Slide Thirty-five]

Self-Funded Growth Strategy
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*  Self-funded HealthLink business is the focus of regional expansion
*  HealthLink provider network growth in new and existing markets
*  Leverage existing relationships
     -Self-funded employers
     -Insurance carriers
     -Unions and Taft-Hartley Trusts

[RightCHOICE Logo]
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[Slide Thirty-six]

Summary
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*  RightCHOICE is a leading regional managed care company in the
   Midwest with broad networks and strong brand equity
*  Regional growth opportunities
*  Diversified underwritten and self-funded products
*  Sustainable competitive advantages
*  Strong financial performance; steady profitable growth

[RightCHOICE Logo]
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[Slide Thirty-seven]

RightCHOICE Managed Care, Inc. Logo
October 2001
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